UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Lighting Science Group Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

53224G103

(CUSIP Number)

Mei Liang

Riverwood Capital Partners L.P.

70 Willow Road, Suite 100

Menlo Park, CA 94025

(650) 687-7300

Copy to:

Kirsten Jensen

Simpson Thacher & Bartlett LLP

2475 Hanover Street

Palo Alto, CA 94304

(650) 251-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 3, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53224G103

1.	Names of Reporting Persons. Riverwood Capital Partners L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Persons (See Instructions) PN

CUSIP No. 53224G103

1.	Names of Reporting Persons. Riverwood Capital L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Persons (See Instructions) PN

CUSIP No. 53224G103

1.	Names of Reporting Persons. Riverwood Capital GP Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Persons (See Instructions) OO

CUSIP No. 53224G103

1.	Names of Reporting Persons. RW LSG Management Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Persons (See Instructions) OO

CUSIP No. 53224G103

1.	Names of Reporting Persons. Riverwood Capital Management L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Persons (See Instructions) PN

CUSIP No. 53224G103

1.	Names of Reporting Persons. Riverwood Capital Management Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Persons (See Instructions) OO

This Amendment No. 7 supplements and amends the initial statement on Schedule 13D filed by (i) RW LSG Holdings LLC (“RW LSGH”), (ii) Riverwood Capital Partners L.P., (iii) Riverwood Capital L.P., (iv) Riverwood Capital GP Ltd., (v) RW LSG Management Holdings LLC, (vi) Riverwood Capital Management L.P. and (vii) Riverwood Capital Management Ltd., with the Securities and Exchange Commission on June 4, 2012 with respect to shares of Common Stock, par value $0.001 per share, of Lighting Science Group Corporation (the “Initial Statement”) as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6 thereto filed with the Securities and Exchange Commission on June 13, 2012, June 20, 2012, September 26, 2012, September 13, 2013, January 7, 2014 and September 11, 2015 respectively (as amended, the “Schedule 13D”). This Amendment No. 7 of constitutes an exit filing for each of Riverwood Capital Partners L.P., Riverwood Capital L.P., Riverwood Capital GP Ltd., RW LSG Management Holdings LLC, Riverwood Capital Management L.P. and Riverwood Capital Management Ltd. Capitalized terms used but not defined herein shall have the meanings attributed to such terms in the Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and replaced in its entirety with the following:

This statement is being filed by (i) Riverwood Capital Partners L.P. (“RCP”), which is a Cayman Islands exempted limited partnership, (ii) Riverwood Capital L.P. (“RCLP”), which is a Cayman Islands exempted limited partnership, (iii) Riverwood Capital GP Ltd. (“RC Ltd.”), which is a Cayman Islands company limited by shares, (iv) RW LSG Management Holdings LLC (“RW LSGM”), which is a Delaware limited liability company, (v) Riverwood Capital Management L.P. (“RCM LP”), which is a Cayman Islands exempted limited partnership and (vi) Riverwood Capital Management Ltd. (“RCM Ltd.”), which is a Cayman Islands company limited by shares (all of the foregoing, the “Reporting Persons”). The principal business address of each of the Reporting Persons is 70 Willow Road, Suite 100, Menlo Park, CA 94025.

The principal business of RCP was to serve as the managing member of RW LSGH prior to the acquisition of RW LSGH by Holdings III (as defined below) and to manage investments in companies through partnerships and other limited liability companies.

The principal business of RCLP is to serve as the general partner of RCP and to manage investments in companies through partnerships and other limited liability companies.

The principal business of RC Ltd. is to serve as the general partner of RCLP and to manage investments in companies through partnerships and other limited liability companies.

The principal business of RW LSGM is to provide certain monitoring, advisory and consulting services to the Issuer from time to time and to manage investments in companies.

The principal business of RCM LP is to serve as an investment advisor to RCP, to serve as the managing member of RW LSGM and to manage investments in companies through partnerships and other limited liability companies.

The principal business of RCM Ltd. is to serve as the general partner of RCM LP and to manage investments in companies through partnerships and other limited liability companies.

The name, residence or business address, and present principal occupation or employment of each director and executive officer of RC Ltd. and RCM Ltd. are listed on Schedule I to this Schedule 13D. RCP, RCLP, RW LSGM and RCM LP do not have any directors or officers.

None of the Reporting Persons (nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule I hereto) has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by replacing the second, third and fourth paragraphs from the end thereof in their entirety with the following:

Execution of Option Exercise Agreement

On February 3, 2017, RCLP, Holdings III, RW LSGH, and RW LSGM entered into the Purchase Option Exercise Agreement (the “Option Exercise Agreement”), pursuant to which Holdings III exercised its purchase rights under the Option Agreement on the following amended terms: (a) Holdings III acquired all the outstanding membership interests in RW LSGH from RCLP and the other equityholders of RW LSGH for an aggregate amount equal to $9,000,000, (b) Holdings III acquired 554,221 shares of the Issuer’s Common Stock from RW LSGM for an aggregate price of $90,000, or a per share price of $0.16, and (c) Holdings III acquired the New Warrant from RW LSGM for no additional consideration. RW LSGH’s sole asset at the time of its acquisition by Holdings III was 45,000 shares of Series H Preferred, resulting in a price of $200.00 per share of Series H Preferred.

The description of the terms and conditions of the Subscription Agreement, the Series H Certificate, the Registration Rights Agreement, the Co-Sale Letter, the Services Agreement, the Warrant, the Letter Agreements, the New Warrant, the Amended and Restated Registration Rights Agreement, the Four-Party Co-Sale Letter, the Three-Party Co-Sale Letter, the Control Event Letter, the Fee Waiver Letter, the Voting Agreement, the Series J Subscription Agreement, the Series J Certificate, the Series H Subscription Agreement Amendment, the Option Agreement the Second Series J Subscription Agreement, the Series J Initial Warrant, the Series J Exchange Warrant, the First Amended Series J Certificate, the Second Amended Series H Certificate, the Equity Purchase Agreement, the Mutual Release, the Series J Subscription Agreement, the Amended Series H Certificate and the Option Exercise Agreement set forth herein does not purport to be complete and is qualified in its entirety by reference to the full text of the Subscription Agreement attached hereto as Exhibit 3, the Series H Certificate attached hereto as Exhibit 4, the Registration Rights Agreement attached hereto as Exhibit 5, the Co-Sale Letter attached hereto as Exhibit 6, the Services Agreement attached hereto as Exhibit 7, the Warrant attached hereto as Exhibit 8, the Letter Agreements attached hereto as Exhibits 9 and 10, the New Warrant attached hereto as Exhibit 11, the Amended and Restated Registration Rights Agreement attached hereto as Exhibit 12, the Four-Party Co-Sale Letter attached hereto as Exhibit 13, the Three-Party Co-Sale Letter attached hereto as Exhibit 14, the Control Event Letter attached hereto as Exhibit 15, the Fee Waiver Letter attached hereto as Exhibit 16, the Voting Agreement attached hereto as Exhibit 17, the Series J Subscription Agreement attached hereto as Exhibit 18, the Series J Certificate attached hereto as Exhibit 19, the Amended Series H Certificate attached hereto as Exhibit 20, and the Series H Subscription Agreement Amendment attached hereto as Exhibit 21, the Second Series J Subscription Agreement attached hereto as Exhibit 22, the Series J Initial Warrant attached hereto as Exhibit 23, the Series J Exchange Warrant attached hereto as Exhibit 24, the First Amended Series J Certificate attached hereto as Exhibit 25, the Second Amended Series H Certificate attached hereto as Exhibit 26, the Equity Purchase Agreement attached hereto as Exhibit 27, the Option Agreement attached hereto as Exhibit 28, the Mutual Release attached hereto as Exhibit 29 and the Option Exercise Agreement attached hereto as Exhibit 30, each of which is incorporated by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended replaced in its entirety with the following:

(a), (b) The Reporting Persons no longer beneficially own any securities of the Issuer.

(c) Except as set forth in Item 4 hereof, to the best knowledge of each of the Reporting Persons, none of the Reporting Persons nor any other persons named in response to Item 2 hereof has engaged in any transactions during the past 60 days in any shares of Common Stock.

(d) No one other than the Reporting Persons has the right to receive dividends from, or the proceeds from the sale of, any of the securities of the Issuer reported on this Schedule 13D.

(e) The Reporting Persons ceased to beneficially own any securities of the Issuer on February 3, 2017.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by adding additional exhibits as follows:

30. Purchase Option Exercise Agreement, dated as of February 3, 2017, by and among Riverwood Capital Partners L.P., LSGC HOLDINGS III LLC, RW LSG Holdings LLC and RW LSG Management Holdings LLC (filed herewith).

Signatures

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 9, 2017

RW LSG MANAGEMENT HOLDINGS LLC

By:	Riverwood Capital Management L.P.,
as Managing Member

By:	Riverwood Capital Management Ltd.,
as General Partner

By:	*
Name: Michael E. Marks
Title: Director

RIVERWOOD CAPITAL PARTNERS L.P

By:	Riverwood Capital L.P.,
as General Partner

By:	Riverwood Capital GP Ltd.,
as General Partner

By:	*
Name: Michael E. Marks
Title: Director & CEO

RIVERWOOD CAPITAL L.P.

By:	Riverwood Capital GP Ltd.,
as General Partner

By:	*
Name: Michael E. Marks
Title: Director & CEO

RIVERWOOD CAPITAL GP LTD.

By:	*
Name: Michael E. Marks
Title: Director & CEO

RIVERWOOD CAPITAL MANAGEMENT L.P.

By:	Riverwood Capital Management Ltd.,
as General Partner

By:	*
Name: Michael E. Marks
Title: Director

RIVERWOOD CAPITAL MANAGEMENT LTD.

By:	*
Name: Michael E. Marks
Title: Director

*/s/ Mei Liang
Attorney-in-Fact for Reporting Persons pursuant to Power of Attorney